U.S SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                  FORM 10-SB

          Registration Statement of Small Business Issuer Pursuant to
             Section 12(g) of the Securities Exchange Act of 1934

                                NUTEK OIL, INC
                (Name of Small Business Issuer in its charter)

                     Nevada                               74-2949620
       -------------------------------               -------------------
        (State or Other Jurisdiction of                (I.R.S. Employer
       incorporation or organization)                Identification No.)

                 6330 McLeod Drive
                      Suite 1
               Las Vegas, Nevada                          89120
                ---------------                           -----
         (Address of Principal Executive Offices)           (Zip Code)

          Issuer's telephone number:                   (702) 262-2061

       Securities to be registered pursuant to Section 12(b) of the Act:

                                     NONE
                                     -----

       Securities to be registered pursuant to Section 12(g) of the Act:

                        COMMON STOCK: $ .001 PAR VALUE
                        -------------------------------
                               (Title of Class)

                               Table of Contents

Part I

ITEM 1.  DESCRIPTION OF BUSINESS

Forward-Looking Statements
-------------------------------

This Registration Statement contains forward-looking statements. Words such as "anticipate", "believe", "expect", "future", "may", "will", "should", "plan", "will likely result", "intend", "are expected to", "will continue", " is anticipated", "estimate", "project or projected", and similar expressions identify forward-looking statements. Accordingly, such statements are qualified in their entirety by reference to and are accompanied by the following discussion of certain important factors that could cause actual results to differ materially from such forward-looking statements. These statements are based on the Company's beliefs and the assurances made using information currently available to the Company. Because these statements reflect its current views concerning future events, these statements involve risks, uncertainties and assumptions. Actual results could differ materially from the results discussed in the forward-looking statements. Some, but not all, of the factors that may cause these differences include those discussed in the risk factors. A reader should not place undue reliance on these forward-looking statements. A reader should also remember that these statements are made only as of the date of this report and future events may cause them to be less likely to prove to be true.

The risks identified here are not inclusive. Furthermore, reference is also made to other sections of this Registration Statement that include additional factors that could adversely impact the Company's business and financial performance. Also, the Company operates in a very competitive and rapidly changing environment. New risk factors emerge from time to time and it is not possible for management to predict all such risk factors, nor can it assess the impact of all such risk factors on the Company's business or the extent to which any factor or combination of factors may cause actual results to differ significantly from those contained in any forward-looking statements.
Accordingly, forward-looking statements should not be relied upon as a prediction of actual results.

Readers should refer to the "Glossary of Terms" section for definitions of important technical words used in the oil and gas industry.

(a)Business Development

Historical Corporate Development

NUTEK OIL INC, (the Company) was incorporated under the laws of the State of Texas on December 3, 1998 and was not operational until February 22, 2000. At inception the Company's Articles of Incorporation Authorized 50,000,000 Common Shares at $.001 Par Value and 5,000,000 preferred shares at $.001 Par Value.

On February 22, 2000, Nutek Oil, Inc., issued to Nutek, Inc. (the parent company) 4,500,000 unregistered shares of its $.001 par value common stock for selected assets, at their fair market value of $1,279,896. Nutek, Inc. had acquired these selected assets from the Clipper Operating Company.

On or about May 10, 2001, the domicile of the Corporation was changed from Texas to Nevada and was incorporated in the State of Nevada on that date.

On August 1, 2001 a dividend of approximately 509,604 shares of the common stock of Nutek Oil, Inc, was distributed pro rata to Nutek Inc., shareholders on the basis of a ratio of one (1) share of Nutek Oil, Inc for each one hundred
(100) outstanding shares of Nutek, Inc held.

On September 17, 2002, the Company began trading its Common Shares on the Pink Sheets Electronic Quotation Service, under the symbol NUTO.

On January 8, 2004 the parent Company distributed a further dividend of shares of the common stock of Nutek Oil, Inc. This distribution was distributed pro rata to Nutek Inc., shareholders on the basis of a ratio of one (1) share of Nutek Oil, Inc for each five hundred (500) outstanding shares of Nutek, Inc.

The dividend was in the form of a dividend certificate  representing restricted
common   stock,  and  was  distributed  to  the  parent  Company's   beneficial
stockholders of record as of the record date, which was January 8, 2004.

   (b) Business of Issuer

   The Company.

Nutek Oil, Inc., was formed for the purpose of development and operation of oil and gas properties with proven reserves. The Company's strategy is to focus in domestic areas where major oil and gas producing companies have reduced their exploration efforts to move offshore and overseas in search of the larger reserves. Considerable oil and gas in proven fields remain to be exploited by well-managed independent oil companies capable of extracting these reserves at lower risk and lower cost than unproved prospects. Nutek Oil's initial development strategy has been to acquire such proven fields and increase production through the application of advanced technology and the exploration of other proven formations in the same fields.

Nutek Oil's primary operational strategy includes the operation of its own projects, giving it substantial control over drilling and production costs. The Company has associated with highly experienced exploration and development engineering and geology personnel that strive to add production at lower costs through development drilling, work-overs, behind pipe re-completions and secondary recovery operations.

The Company's website address is http://www.nutekoil.com.

   The Industry.

According to United States Energy Information Administration, petroleum is the major source of energy in the United States - oil and natural gas. Together they supply 65% of the energy Americans use. The U.S. has 22 billion barrels of oil reserves, eleventh largest in the world. These reserves are concentrated primarily in Texas (26%), Alaska (26%), California (16%), and the Gulf of Mexico Federal Offshore region (9%). U.S. proven oil reserves have declined by more than 4 billion barrels since 1988, with the largest single-year decline (1.6 billion barrels) occurring in 1991. America produced 9.44 million barrels per day (BOPD) of oil in 1997, of which 6.41 million BOPD was crude oil.

The United States Department of Energy estimates that there are over 603,000 producing oil wells in the United States today. The national average volume of oil produced is 10.8 barrels per well per day. This includes a vast spectrum of wells, from large wells producing over 300 barrels per day to those producing as little as 0.5 (one-half) barrel per day. By contrast, the average oil well in Saudi Arabia produces about 6,000 barrels per day (Texas Energy Almanac, 1995).

The Independent Petroleum Association of America (IPAA) "2000 Fact Sheet" reports that the United States has approximately 457,000 marginal wells, which collectively produce approximately 1.2 million barrels per day of annual production. These wells account for nearly 20 percent of total oil production in the United States, about the same amount that we import from Saudi Arabia.

Unfortunately, since 1993, America's marginal well producers have plugged and abandoned approximately 150,000 marginal wells and 150 million barrels of crude oil. This has led to the loss of over $3.5 billion in lost economic output for the US and over $500 million in lost earnings for U.S. producers.

Recovery from the 1997-1999 downturn in world oil prices highlights the importance of America's marginal oil production. Many have suffered greatly from attrition and their forward profitability was extremely sensitive to prices, operating expenses, and regulatory compliance costs. Approximately 150,000 marginal wells were shut-in during that period and it is critical that these wells come back on-line as opposed to being permanently plugged and abandoned.

The United States currently imports 56 percent of its oil, which puts our national security and millions of jobs at risk. Regrettably, the ability of our economy to adjust to oil import disruptions has actually become weaker over the last decade.

Preserving marginal wells is central to America's energy security. When a marginal well stops producing oil, the nation doesn't reduce its oil consumption. Instead, the U.S. imports a greater quantity, contributing dollars to other nations' economies rather than our own and worsening our dependence on unstable foreign sources.

   Environmental and Government Compliance and Costs.

All oil and gas operations are subject to extensive environmental permitting and governmental regulation. All drilling and rework operations are subject to inspection by local, state and federal regulators. Violation of these requirements or environmentally damaging spills or accidents due to non-compliance in these areas can result in fines and, depending on the severity of the negligence, criminal prosecution. The Company is not currently a party to any judicial or administrative proceedings which involve environmental regulations or requirements and management believes that it is in substantial compliance with all applicable environmental regulations.

In many cases there is a bond required of operators to ensure that a prospective well is properly plugged and abandoned when its useful life is determined to be concluded. The Company has posted such a bond in the amount of $50,000 with the Texas Rail Road Commission to cover its projects. Such bonds are additions to the cost of Nutek Oil's projects.

   Oil and Gas Operations. (see also Management Discussion and Analysis)

The Company realized from the sale of its production for the fiscal year ended December 31, 2003, $20.96 per barrel of oil. This production was up 2,536 BOE from the prior year based upon the change in contractors and managers on the fields during the period. As of the end of this period, the Company is currently producing from twenty-eight wells, from a potential fifty-six wells which are able to be brought back online through workovers, on a total of approximately 4,549 acres.

   Employees, Consultants and Contractors.

The Company currently has three employees mainly involved in the management, administration and investor relations aspects of the Company's business. Most of the engineering and geology for the Company's projects is performed by consulting firms, and the actual drilling, rework and other field operations performed on a project basis by contractors who bid for the work, the most cost-effective manner of operation, as the range of expertise and services required varies by project and time duration.

Nutek Oil utlizes P.R. Maupin., a petroleum engineer in San Antonio, Texas, as a consultant to perform all of the Company's engineering analysis and project design, drilling and rework supervision. Much of the engineering and geological analyses are reimbursed on a project basis pro rata by the working interest partners participating in each project. Nutek Oil employs, a pumping and field-work service operator, Smitty's Pumping, located in Devine, Texas to manage the day to day field operations. The Company's Vice President of Operations, David Cummings, provides accounting and disbursement reports on all of the leases and other royalty and working interest percentages of each of the company's projects as well as to prepare oil and gas production revenue disbursements.

   (c) Risk Factors

1.  The Company must expand its operations

The Company's long term success is ultimately dependent on its ability to expand its revenue base through the acquisition and development of producing properties. The Company has made significant investments in producing properties in Texas. The acquisitions are not indicative of future success. All of the producing projects are subject to the risk of failure and the loss of the Company's investment. Stockholders would then lose the value of their investment.

2. Prices of oil fluctuate widely based on market conditions and any decline will adversely affect the Company's financial condition

The Company's revenues, operating results, cash flow and future rate of growth are very dependent upon prevailing prices for oil. Historically, oil markets have been volatile and not predictable, and they are likely to continue to be volatile in the future. Prices for oil are subject to wide fluctuations in response to relatively minor changes in the supply of and demand for oil, market uncertainty and a variety of additional factors that are beyond our control, including:

 - political conditions in the oil producing and exporting countries;
 - the supply and price of foreign oil;
 - the level of consumer product demand;
 - the price and availability of alternative fuels;
 - the effect of federal and state regulation of production and transportation; and
 - the proximity of the Company's wells to pipelines and their capacity.

3.  The Company must replace the reserves it produces

All of the Company's oil properties contain proved developed oil reserves. Successful development and production of those reserves cannot be assured. Additional drilling or workovers will be necessary in future years both to maintain production levels and to define the extent and recoverability of existing reserves. The Company's present oil wells may not continue to produce at current or anticipated rates of production, development drilling may not be successful, production of oil may not commence when expected, there may be unfavorable markets for oil produced in the future or that prior production rates cannot be maintained. If the Company is unable to develop or produce reserves for continued production at current rates, the Company would become unprofitable or cease business. Investors could then lose all or a substantial portion of their investment.

4.  There are many risks in drilling oil wells

The cost of drilling, completing and operating wells is often uncertain. Moreover, drilling may be curtailed, delayed or canceled as a result of many factors, including title problems, weather conditions, shortages of, or delays in delivery of equipment, as well as the financial instability of well operators, major working interest owners and well servicing companies. The Company's wells may be shut-in for lack of a market until a pipeline or gathering system with available capacity is extended into our area. Our oil wells may have production curtailed until production facilities and delivery arrangements are acquired or developed for them. The affect of one or more of the above factors could result in the Company becoming unprofitable or ceasing business. Investors could then lose all or a substantial portion of their investment.

5.  The Company faces intense competition

The oil industry is highly competitive. The Company competes with others for property acquisitions and for opportunities to explore or to develop and produce oil. The Company faces strong competition from many companies and individuals with greater capital, financial resources and larger technical staffs. The Company also faces strong competition in procuring services from a limited pool of laborers, drilling service contractors and equipment vendors. The affect of one or more of the above factors could result in the Company becoming unprofitable or ceasing business. Investors could then lose all or a substantial portion of their investment.

6.  The Company may not carry sufficient insurance

The Company and well operators maintain general liability insurance but it may not cover all future claims. If a large claim is successfully asserted against the Company, it might not be covered by insurance, or it might be covered but cause the Company to pay much higher insurance premiums or a large deductible or co-payment. Furthermore, regardless of the outcome, litigation involving Company operations or even insurance companies disputing coverage could divert management's attentions and energies away from operations. The nature of the oil business involves a variety of operating hazards such as fires, explosions, cratering, blow-outs, adverse weather conditions, pollution and environmental risks, encountering formations with abnormal pressures, and, in horizontal wellbores, the increased risk of mechanical failure and collapsed holes, the occurrence of any of which could result in substantial losses to the Company.

7.  Company reserves are uncertain

Estimating Company proved reserves involves many uncertainties, including factors beyond the Company's control. There are uncertainties inherent in estimating quantities of proved oil reserves since petroleum engineering is not an exact science. Estimates of commercially recoverable oil reserves and of the future net cash flows from them are based upon a number of variable factors and assumptions including:

 - historical production from the properties compared with production from other producing properties;
 - the effects of regulation by governmental agencies;
 - future oil prices; and
 - future operating costs, severance and excise taxes, abandonment costs, development costs and workover and remedial costs.

8. Governmental regulation, environmental risks and taxes could adversely affect the Company's oil operations in the state of Texas

The Company's oil operations in Texas are subject to regulation by federal and state governments, including environmental laws. To date, the Company has not had to expend significant resources in order to satisfy environmental laws and regulations presently in effect. However, compliance costs under any new laws and regulations that might be enacted could adversely affect the Company's business and increase the costs of planning, designing, drilling, installing, operating and abandoning the Company's oil wells. Additional matters that are, or have been from time to time, subject to governmental regulation include land tenure, royalties, production rates, spacing, completion procedures, water injections, utilization, the maximum price at which products could be sold, energy taxes and the discharge of materials into the environment.

9. Environmental Risks

The Registrant is subject to laws and regulations that control the discharge of materials into the environment require removal and cleanup in certain circumstances, require the proper handling and disposal of waste materials or otherwise relate to the protection of the environment. In operating and owning petroleum interests, the Registrant may be liable for damages and the costs of removing hydrocarbon spills for which it is held responsible. Laws relating to the protection of the environment have in many jurisdictions become more stringent in recent years and may, in certain circumstances, impose strict liability, rendering the Registrant liable for environmental damage without regard to negligence of fault on the part of the Registrant. Such laws and regulations may expose the Registrant to liability for the conduct of, or conditions caused by, others or for acts of the Registrant that were in compliance with all applicable law at the time such acts were performed. The application of these requirements or the adoption of new requirements could have a material adverse effect on the business of the Registrant.

10. Indemnities may be Unenforceable or Uncollectible

The operating agreements with participants in a property provide for the indemnification of the Registrant as operator. Such indemnification may not be enforceable or a participant may not be financially able in all circumstances to comply with its indemnification obligations, or the Registrant may not be able to obtain such indemnification agreements in the future. The failure to obtain enforceable indemnification agreements or a participant's inability to indemnify the Registrant may cause the Registrant to assume all operating costs of a property. Such a result would cause the Registrant to become insolvent. Investors would lose all or a substantial portion of their investment.

11. Our Stock is considered a "Penny Stock"

The Company's securities are classified as a "penny stock" based upon their market price and the manner in which they are traded. The Securities and Exchange Act of 1934 requires additional disclosure relating to the market for "penny stocks." A penny stock is generally defined to be any equity security not listed on NASDAQ or a national securities exchange that has a market price of less than $5.00 per share, subject to certain exceptions.

Among these exceptions are shares issued by companies that have:
 - net tangible assets of at least $2 million, if the issuer has been in continuous operation for three years;
  - net tangible assets of at least $5 million, if the issuer has been in continuous operation for less than three years; or
 - average annual revenue of at least $6 million for each of the last three years.

The Company does not currently meet the requirements of these exceptions and, therefore, the common shares are deemed penny stocks for purposes of the Exchange Act at any time while the Company's common stock trades below $5.00 per share. In such cases, trading in the Company's shares is regulated pursuant to Rules 15-g-1 through 15-g-6 and 15-g-9 of the Exchange Act. Under these rules, brokers or dealers recommending our shares to prospective buyers would be required, unless an exemption is available, to:

 - deliver a lengthy disclosure statement in a form designated by the SEC relating to the penny stock market to any potential buyers, and obtain a written acknowledgement from each buyer that such disclosure statement has been received by the buyer prior to any transaction involving our shares;

 - provide detailed written disclosure to buyers of current price quotations for our shares, and of any sales commissions or other compensation payable to any broker or dealer, or any other related person, involved in the transaction;

  - send monthly statements to buyers disclosing updated price information for any penny stocks held in their accounts, and these monthly statements must include specified information on the limited market for penny stocks.

In addition, as the Company is subject to the penny stock rules, all brokers or dealers involved in a transaction in which our shares are sold to any buyer, other than an established customer or "accredited investor," must make a special written determination that the Company's shares would be a suitable investment for the buyer, and the brokers or dealers must receive the buyer's written agreement to purchase our shares, as well as the buyer's written acknowledgement that the suitability determination made by the broker or dealer accurately reflects the buyer's financial situation, investment experience and investment objectives, prior to completing any transaction in our shares. These Exchange Act rules may limit the ability or willingness of brokers and other market participants to make a market in our shares and may limit the ability of our shareholders to sell in the secondary market, through brokers, dealers or otherwise. The Company also understands that many brokerage firms discourage their customers from trading in shares falling within the "penny stock" definition due to the added regulatory and disclosure burdens imposed by these Exchange Act rules. The SEC from time to time may propose and implement even more stringent regulatory or disclosure requirements on shares not listed on NASDAQ or on a national securities exchange. The adoption of the proposed changes that may be made in the future could have an adverse effect on the trading market for the Company's shares.

12. Dilution

The Registrant may issue more common shares at prices determined by the board of directors in any private placements or offerings of securities, possibly resulting in dilution of the value of common shares, and, given there is no preemptive right to purchase common shares, if a stockholder does not purchase additional common shares, the percentage share ownership of the stockholder in the Registrant will be reduced.

13. Defeasance of Title

The possibility exists that title to one or more properties of the Registrant may be lost due to an omission in the claim of title. The Registrant does not maintain title insurance. If title to one or more properties is lost, the Company would cease operations, face possible legal action, and therefore become unprofitable. Investors in the Company would lose a substantial value of their investment.

14. Dividend Policy

The Company does not presently intend to pay cash dividends in the foreseeable future, as any earnings must be retained for use in current operations. Investors must not look to an investment in the Company as a source of cash distributions.

15. Limited Operating History.

The Company first acquired its interests in producing oil wells in 2000. No additional wells have been acquired. Because of the limited operating history of the Company, stockholders and the Company face a risk that future acquisitions of oil wells or development may be unsuccessful. The Company would then remain unprofitable and stockholders would experience a substantial decline in the value of their investment.

16. Lack of Management Experience in the Oil and Gas Industry

Some members of Management and the Board of Directors do not have prior experience in the oil industry. Some members do have extensive work experience in geology, land acquisition, leasing properties for natural resource extraction (mining), and business management. The lack of experience in the oil industry may impair Management and the Directors' ability to evaluate and make decisions involving current operations of the Company and any future projects the Company may undertake in the oil industry. Such impairment may result in the Company losing money and resulting in a decrease in the value of the stockholders' common stock.

17. Conflict of Interest

The members of the Board of Directors are not currently employed by any companies or groups involved in the oil industry, nor are they directors or officers of companies or corporations involved in the oil industry. There is no conflict of interest between the members of the Board of Directors or officers of the Company and any of their operating partners or employers. If conflicts of interest having a negative effect on the value of the common stock of the Company occur in future, investors could experience a substantial loss or decline in value of their investment.

18. Amount of Time Officers Can Devote to Company Operations

Two of the Company's 3 officers are employed with other companies. The officers will devote sufficient time to the operations and demands of the Company. If two or more of the officers of the Company could not perform the duties and responsibilities necessary for the success and development of the Company, investors could experience a substantial decline in the value of their investment.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

The Company completed the purchase of the current operating  wells  on February
22,  2000.   At  the  end  of  the  year ended December 31, 2003 the wells were averaging 26 barrels of oil in production per day.

Through the end of 2003, Nutek Oil, Inc. produced a total of 9,472 barrels of oil from the wells under operation. The wells have continued to average approximately 26 barrels of oil per day or approximately 789 barrels of oil per month. Total Oil revenues for the twelve month period ending December 31, 2003 from these wells was $198,564. All of these revenues except for $17,915 in lease and owner taxes came to Nutek Oil in payment of monies due.

The Company's revenues from its operations increased from $119,745 for the year ended December 31, 2002 based primarily on changes in the management team in Texas, a focus on increasing production and the increase in the price of oil. Operating expenses and lease costs decreased from $100,158 to $99,808.

   Liquidity.

Management believes that its working interest revenues from the existing wells will meet its minimum general and administrative cost requirements and provide the basic liquidity the Company needs to operate at current levels over the next twelve months. However, additional funding will be required to execute its business plan of acquiring additional leases and reserves, and performing drilling and rework activities planned for its existing properties, (See "Current Oil and Gas Properties"). Part of this funding is expected to be obtained by the sale of working interest percentages in the drilling and rework projects, with the Company maintaining a "back-end" promotion in each project in addition to the working interest percentage it retains up front. The "back-end" is the additional percentage the Company realizes, after the working interest partners receive a return of their original investment, for acting as the principal and organizer of the project, including accomplishing the lease due diligence and acquisitions; negotiating and executing working interest placements; and as overall implementor of the project. The balance of the funding required to execute the Company's planning will need to be obtained from other sources such as debt or the sale of additional equity.

   Material Commitments for Capital Expenditures.

The Company has made no material commitments for future projects. Each drilling and/or rework project is stand-alone and although the Company is in constant discussion with prospective working interest partners on each potential project, commitments for the actual drilling or rework and site preparation operations are not made for each project until the Company has received the funds from its working interest partners and the funds for its portion of the working interest are in place. The leases the Company holds are "held by production". If the leased property has a producing well that is providing royalty payments to the leaseholders, then annual lease payments and renewals are not required. Nutek Oil strives to accomplish the drilling or rework planned for each property within the year first leased. When that does not occur however, management reviews the potential of each property as its leases come up for renewal and makes a decision whether or not to renew each lease in light of the Company's business planning at that time.

ITEM 3.  DESCRIPTION OF PROPERTY

The corporate offices of Nutek Oil, Inc are located in Las Vegas, Nevada, at 6330 McLeod Drive, Suite 1, Las Vegas, NV 89120. This office is approximately 2,080 square feet. The Company utilizes this space at no cost.

The Company also maintains field offices on a month to month basis in San Antonio, Texas, within the Petroleum Building located at 900 NE Loop 410, Suite E-121, San Antonio, Texas, 78209 at a monthly cost of $400.

   Current Oil and Gas Properties.

Selected assets and leases of the Clipper Operating Company were acquired on February 22, 2000 with 2,064,348 shares of Nutek, Inc. (Nutek Oil's parent company) stock at the current market price of $.31 representing $639,948; a note for $639,948 was issued for the balance of the purchase price. The purchase price of $1,279,896 was made up of mineral acreage for $454,959; equipment at market value $788,217 and a gas pipeline at market value $36,720. (See Exhibit 10.1: Letter of Intent to Purchase Selected Assets from Clipper Operating Company.)

On or about February 22, 2000, Nutek Oil, Inc. issued to Nutek, Inc. 4,500,000 unregistered shares of its .001 par value common stock for these assets, at their fair market value of $1,279,896. (See Exhibit 10.2: Purchase Agreement of Selected Assets from Nutek Inc.)

Nutek Oil, acquired a 100 percent working interest in these properties in the Big Foot and Koyote fields of Frio and Atascosa Counties, Texas.

The highlights of the purchase agreement included the following terms:

A. Purchase of all mineral acreage at a price of one hundred dollars ($100.00) per acre. Total price was four hundred fifty-four thousand nine hundred and fifty-nine dollars ($454,959).

B. Purchase of equipment will be at market value. Total price will be seven hundred eighty-eight thousand two hundred and seventeen and no/100 dollars ($788,217).

C.  Purchase of pipeline will be at market value.   Total  price will be thirty
six thousand seven hundred twenty and no/100 dollars ($36,720).

Big Foot Field: This is a 3,605 acre oil field that Nutek Oil has under lease and is made up of 15 leases consisting of 75 wells. It includes several existing well bore that the Company intends to recomplete in new pay zones shown on the logs.

BIG FOOT FIELD, FRIO COUNTY

Ann Burns   20 ac.
Ann Burns A 689.43 ac.
Burns       637.25 ac. farmout (requires development)
Davidson    300 ac.
Foster      331.062ac
Jane Burns  80 ac.
Jane Burns 'A'20 ac.
Jane Burns 'B'80 ac.
Jane Burns 'C'80 ac.
Jane Burns 'D'80 ac.
Jane Burns 'E'40 ac.
Jane Burns 'F'20 ac.
Jane Burns 'G'20 ac.
Shell - C.  80 ac.
Smith, et. al.327.48 ac.
Talley      800 ac.

Total acreage in Frio Co. = 3,605.222 ac.

Kyote Field: This is a 944 acre oil field that Nutek Oil has under lease and is made up of 5 leases consisting of 16 wells. This property has three wells that are candidates for re-entry so as to workover and recomplete in zones that were not produced to their economic limits and were prematurely plugged during low oil prices in the 1980s. There are also other possible productive zones that have never been produced. One of the wells in the field can be converted into a salt water disposal well.

KYOTE FIELD, ATASCOSA COUNTY

Crowther   197.42 ac.
Hill        87.41 ac.
Rizik      180.00 ac.
Tomblin    129.24 ac.
Wright     350.293 ac.

Total acreage in Atascosa Co. = 944.363 ac.

Total acreage in Big Foot/Kyote fields = 4,549.585

The Bigfoot and Kyote Fields produced 15,326 barrels of oil in 2000 for an average of 1,277 barrels per month (Texas Rail Road Commission, ACTI database). The effects of a rework program were being realized with 1st quarter 2001 production figures averaging over 1,453 barrels per month. That Company intends to return to that figure once the makeover process is completed, and even higher when the in-field drilling program places new wells on line. The rate of increase in gross production will depend on the number of new working wells once the in-field drilling is completed. Currently, the Talley Lease has the most oil wells, while the Davidson lease has the most potential for future drilling. The Davidson lease has untapped B and D strata that can be drilled. Also, many of the existing wells are only pulling from the deeper D stratum, thus there is more oil in the B stratum to be pumped at high production rates.

Nutek Oil plans its future growth through a balance of acquisition of working interests in existing wells and leases, increased production on current leases and new drilling on current leases in accordance with new State of Texas guidelines of one (1) well per ten (10) acres, as opposed to the previous ratio of one (1) well per twenty (20) acres. This latter strategy of in-fill drilling affords the most potential for Nutek Oil. The new guidelines will allow Nutek Oil to place new wells between existing wells that have previously produced or are currently producing oil.

The Company serves as operator with respect to these properties acquired pursuant to association contracts in which the Company obtains a controlling interest or holds the largest ownership interest. It is anticipated that the Company will also participate in the development of properties operated by third parties and in some cases may delegate operations to a third party.

Glossary of Terms
-----------------

Anticline is a geologic structure in which the sedimentary strata are folded to form an arch or dome.

Basin is a segment of the crust of the Earth which has been downwarped and in which thick layers of sediments have accumulated over a long period of time.

Condensate refers to hydrocarbons associated with natural gas which are liquid under surface conditions but gaseous in a reservoir before extraction.

Depletion is the reduction in petroleum reserves due to production.

Development Phase refers to the phase in which a proven oil or gas field is brought into production by drilling and completing production wells.

Dry Hole is a well drilled without finding commercial quantities of oil or gas.

Exploration Well is a well drilled without knowledge of the contents of the underlying rock.

Farm-In or Farm-Out refers to a common form of agreement between petroleum companies where the holder of the petroleum interest agrees to assign all or part of an interest in the ownership to another party that is willing to fund agreed exploration activities.

Formation is a reference to a group of rocks of the same age extending over a substantial area of a basin.

Horizontal Wellbores refers to exploration and/or development drill holes that are drilled at a low angle (relative to the horizon); commonly started from the bottom of an existing vertical hole and diverted to a low angle using in-hole wedges and specialized drill bits.

Hydrocarbons is the general term for oil, gas, condensate and other petroleum products.

Lead is an inferred geological feature or structural pattern which on further investigation may be upgraded to a prospect.

Participating Interest or Working Interest is an equity interest (compared with a royalty interest) in an oil and gas property whereby the participating interest holder pays its proportionate percentage share of development and operating costs and receives the equivalent share of the proceeds of hydrocarbon sales after deduction of royalties due on the gross income.

Pay Zone is the stratum of sedimentary rock in which oil or gas is found.

Prospect is a potential hydrocarbon trap which has been confirmed by geological and geophysical studies to the degree that drilling of an exploration well is warranted.

Reservoir is a porous and permeable sedimentary rock formation containing adequate pore space in the rock to provide storage space for oil, gas or water.

Seal is an impervious sedimentary rock formation overlying a reservoir that prevents the further migration of hydrocarbons.

Seismic refers to a geophysical technique using low frequency sound waves to determine the subsurface structure of sedimentary rocks.

Shut-in is a term applied to wells at which production is intentionally stopped for maintenance, repairs or to await improvement in market price.

Trap is a geological structure in which hydrocarbons build up to form an oil or gas field.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     (a)   Security Ownership of Certain Beneficial Owners

         NONE

     (b)   Security Ownership of Management

The following table sets forth the share holdings of the Company's directors and executive officers as of December 31, 2003, with these computations based upon 5,157,742 shares of common stock being outstanding, and no options granted being exercised.
-------------------------------------------------------------------------------
Title of         Name and Address        Amount and Nature        Percent of
Class            of Beneficial Owner     of Beneficial Owner      Class
-------------------------------------------------------------------------------


Common    Murray N. Conradie             President/CEO             3.39%
          6330 McLeod Drive, Suite 1     Chairman
          Las Vegas, Nevada 89120        174,990 Shares

Common    Jason F. Griffith              CFO/Director              0.17%
          6330 McLeod Drive, Suite 1     8,570 Shares
          Las Vegas, Nevada 89120

Common    David Cummings                 VP Field Operations       0.79%
          6330 McLeod Drive, Suite 1     40,818 Shares
          Las Vegas, Nevada 89120

Common    Charles Snipes                 Director                   0.0%
          6330 McLeod Drive, Suite 1     0 Shares
          Las Vegas, Nevada 89120

Common    Officers and Directors
          as a Group                     224,378 Shares            4.35%

* Mr. Conradie, Mr. Griffith, Mr. Cummings, and Mr. Snipes have options to purchase a total of 375,000 shares of the Company's Common Stock at $0.46; and a total of 350,000 shares at $0.50 any time before March 31, 2009.

Management has no knowledge of the existence of any arrangements or pledges of the Company's securities which may result in a change in control of the Company.

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

     (a)   Identification of Directors and Executive Officers.

     Name                 Age          Term*              Served
     ----                -----         -----              ------

Murray N. Conradie                    Elected             Since
Chairman/President/CEO   38           Annually            Inception

Jason F. Griffith                     Elected             Since
CFO/Director             27           Annually            2002

Charles Snipes                        Elected             Since
Director                 65           Annually            2004

David Cummings                        Elected             Since
VP of Operations         45           Annually            2002

*All directors hold office until the next annual meeting of the stockholders and the election and qualification of their successors. Officers are elected annually by the Board of Directors and serve at the discretion of the Board.

The following is a brief description of the business background of the directors and executive officers of the Company:

Murray N. Conradie - President/CEO and Chairman of the Board
Mr. Conradie is also currently the President of Datascension Inc, a public company trading on the OTCBB. Mr. Conradie has several years of experience in creating and developing start-up enterprises and has a background in Law and Accounting.

Jason F. Griffith - CFO/Director
Mr. Griffith is also currently the CFO of Datascension Inc, a public company trading on the OTCBB. Mr. Griffith received his undergraduate degree and Masters in Accounting from Rhodes College in Memphis, Tennessee. Mr. Griffith is a licensed CPA in both the state of Nevada and Tennessee. He has previously worked for Arthur Andersen and is a member of the American Institute of Certified Public Accountants, The Association of Certified Fraud Examiners, The Institute of Management Accountants, along with being a member of the Nevada and Tennessee State Society of CPAs.

Charles Snipes - Director
Mr. Snipes, a graduate of UCLA with a degree in Accounting, has served as President of Hydro-Test, Inc. an international oil service company, for 20 years until 1993. Mr. Snipes has recently served as business consultant and operational manager to the self-storage industry for both publicly traded and privately traded companies.

Dave Cummings - Vice President Operations
Dave Cummings has numerous years experience in the South Texas oilfields with various independent producers, handling all areas of field operations.

There are no other significant employees of the business, and there are no family relationships among the directors, executive officers or persons nominated or chosen by the Company to become directors or executive officers. None of the Company's directors, executive officers or nominees for such office have been involved in any legal proceedings related to bankruptcy of an entity where they held such positions; nor charged or convicted in any criminal proceedings; nor subject to any order, judgment, or decree permanently or temporarily enjoining, barring, suspending or other wise limiting their involvement in any type of business, securities or banking activities; nor found in any manner whatsoever to have violated a federal or state securities or commodities law.

ITEM 6.  EXECUTIVE COMPENSATION

   Cash Compensation.

The following table sets forth the aggregate cash compensation paid by the Company for services rendered during the periods indicated to its directors and executive officers:

              SUMMARY COMPENSATION TABLE

Name & Position      Fiscal Year     Salary       Bonus     Other Compensation
---------------      -----------     ------       -----     -----------------
Murray N. Conradie     2001           -0-          -0-       100,000 shares(1)
Chairman/CEO           2002         $3,500         -0-            -0-
                       2003           -0-          -0-            -0-

Jason F. Griffith      2001           -0-          -0-            -0-
CFO                    2002           -0-          -0-            -0-
                       2003           -0-          -0-            -0-

Dave Cummings          2001           -0-          -0-            -0-
VP Operations          2002           -0-          -0-            -0-
                       2003         $1,205         -0-       40,818 shares(2)

(1) Mr. Conradie received 100,000 shares of restricted common stock of the Company per Section 3(g) of his employment contract with Nutek Inc., the parent company, upon the spin-off of Nutek Oil as a separate trading entity. (See
Exhibit 10.16: Employment Agreement Murray N. Conradie of Nutek Inc.)

(2) Mr. Cummings received 40,818 shares of restricted common stock of the Company in lieu of cash payment for 2003. The value of shares issued was based on a price of $0.10 for a total value of $4,082.

Mr. Conradie, Mr. Griffith, and Mr. Cummings each have Executive Compensation Agreements in effect with the Company, approved by the Board of Directors.
 These Agreements are incentive based over and above the basic salary of $24,000 per annum for Mr. Conradie, $18,000 per annum for Mr. Cummings, and $12,000 per annum for Mr. Griffith. Mr. Cummings salary is to be paid in $6,000 cash and $12,000 restricted stock. The number of restricted shares to be issued to Mr. Cummings is to be calculated from the monthly average of the opening and closing price of the stock, with a minimum conversion price of $0.10 per share. Salary increases are based on gross revenue achievements. The first two full fiscal years' gross revenue goals for salary increases are $300,000, and $400,000 respectively. Third, Fourth and Fifth year gross revenue goals will be set by the Board of Directors prior to the beginning of those years. Additional benefits include medical and dental coverage for Mr. Conradie and Mr. Griffith and their families; disability coverage; vacation; automobile or allowance for automobile; and a death benefit. Mr. Conradie, Mr. Griffith, and Mr. Cummings are also entitled to participate in the Company's Key Employee Stock Option Plan which has been authorized by the Board of Directors and implemented as of April 1, 2004. Mr. Conradie, Mr. Griffith, and Mr. Cummings will also be entitled to participate in the Company's 401(K) retirement plan, which the Company intends to offer to its employees during FY 2005. These employment contracts may be terminated for cause, and they provide for payments to the executive in the event there is a change of control of the Company which adversely affects their employment. Mr. Conradie and Mr. Griffith have agreed to waive all or partial benefits from their compensation agreements until the Company's revenue supports these expenditures.

During the year ended December 31, 2003, the Company had not issued various stock options and warrants to employees and others.

The following table sets forth the options granted in 2004 to each of the directors and executive officers:

     Option/SAR Grants in Last Fiscal Year (Individual Grants):

                      Number of      Percent of total
                      Securities       Options/SARs
                      Underlying        granted to                  Exercise or
                     Options/SARS      employees in    base price   Expiration
    Name               Granted         fiscal year     ($/Share)        date
    -----            ------------   ----------------   ----------   -----------

Murray N. Conradie      150,000           20.7           $0.46        4/1/09
                        200,000           27.7           $0.50        4/1/14

Jason F. Griffith       100,000           13.8           $0.46        4/1/09
                        100,000           13.8           $0.50        4/1/14

David Cummings           50,000            6.9           $0.46        4/1/09
                         50,000            6.9           $0.50        4/1/06

Charles Snipes           75,000           10.3           $0.46        4/21/09

There were no options granted or exercised by the directors and executive officers during the fiscal year ended December 31, 2003.

There were options issued to officers in April of 2004. Compensation cost for options granted has not been recognized in the accompanying financial statements because the exercise prices exceeded the current market prices of the Company's common stock on the dates of grant. The options and warrants expire in April 2006, 2009, and 2014 and are exercisable at prices from $0.46 to $0.50 per option or warrant.

The following is a schedule of the activity relating to the Company's stock options and warrants.

                             Year Ended       During 4 Months Ended
                         December 31, 2003        April 30, 2004
                         --------------           --------------

                           Weighted Avg.           Weighted Avg.
                         Shares    Exercise       Shares    Exercise
                        (x 1,000)    Price       (x1,000)    Price
                        ---------  ---------    --------  -----------
Options and warrants
  outstanding at
  beginning of year           -    $   -             -      $   -

Granted:
  Options                     -    $   -            725     $ 0.48
  Warrants                    -    $   -              -     $   -

Exercised                     -    $   -              -     $   -

Expired:
  Warrants                  ( - )  $   -              -     $   -
                        ---------               --------

Options and warrants
  outstanding and
  exercisable at end
  of year                     -    $   -             725    $   -
                            =====                ========

Weighted average fair
  value of options and
  warrants granted during
  the year                         $  -                     $  -

The following table summarizes information about the Company's stock options and warrants outstanding at December 31, 2003, all of which are exercisable.

                        Weighted Average
      Range of        Number     Remaining        Weighted Average
   Exercise Prices  Outstanding  Contractual Life   Exercise Price

       $   -             -         0 years             $   -

The following pro forma disclosures reflect the Company's net loss per share amounts assuming the Company accounted for stock options granted using the fair value method pursuant to Statement of Financial Accounting Standards No. 123. The fair value of each option granted will be estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions to be determined: risk-free interest rate; no expected dividends; expected lives; and expected volatility. As there have been no options issued as of the dates shown, the below amounts have not changed from actual results.

                               Year Ended          Year Ended
                           December 31, 2003   December 31, 2002
                             --------------     --------------

     Net loss                 $ (75,170)         $ (92,572)

     Net loss per share       $  (0.015)         $  (0.019)

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Company has a note payable to a shareholder, in the amount of $50,000 as of December 31, 2003 and 2002. This obligation is due in 2006 and accrues interest at 10% annually. The accrued interest on this loan as of December 31, 2003 and 2002 was $5,500 and $2,750, respectively. The amounts are considered short term due to the delinquency of payments on the accrued interest. This shareholder is not considered to be an affiliate or a control person.

The Company has a note payable to a shareholder, in the amount of $20,000 as of December 31, 2003 and 2002. This obligation is due in 2006 and accrues interest at 10% annually. The accrued interest on this loan as of December 31, 2003 and 2002 was $1,500 and $1,000, respectively. The amounts are considered short term due to the delinquency of payments on the accrued interest. This shareholder is not considered to be an affiliate or a control person.

The Company has an outstanding note payable to shareholders, in the amount of $50,000 as of December 31, 2003 and 2002. This payable accrues interest at 10% annually through January 2004. All principal and interest is due in full on January 24, 2004. Subsequent to the balance sheet date, this note has been extended through January 2005. This shareholder is not considered to be an affiliate or a control person.

Datascension International Inc. (a subsidiary of Datascension, Inc., (formerly known as Nutek, Inc.)), has lent the amount of $10,014 as of December 31, 2003 and 2002. There are no stated terms or interest rate on these advances. There is currently no direct or indirect relationship or ownership between the Registrant and this lender, but there was as of December 31, 2003.

The  Company  was  advanced  monies  from Datascension, Inc. (formerly known as
Nutek, Inc.), a shareholder, in the amount of $258,273 and $345,802, respectively as of December 31, 2003 and 2002. There are no stated terms or interest rate on these advances. There is currently no direct or indirect relationship or ownership between the Registrant and this lender, but there was as of December 31, 2003.

Mr. Conradie received 100,000 shares of restricted common stock of the Company per Section 3(g) of his employment contract with Nutek Inc., the parent company, upon the spin-off of Nutek Oil as a separate trading entity. (See
Exhibit 10.16 Employment Agreement Murray N. Conradie of Nutek Inc.)

Mr. Donald Hejmanowski, a former officer and director of the corporation, received 100,000 shares of restricted common stock of the Company per Section 3(g) of his employment contract with Nutek Inc., the parent company, upon the spin-off of Nutek Oil as a separate trading entity. (See Exhibit 10.17 Employment Agreement Donald Hejmanowski of Nutek Inc.)

Other Material Transactions. With the exception of the above mentioned transactions, there have been no material transactions, series of similar transactions or currently proposed transactions to which the Company or any officer, director, their immediate families or other beneficial owner is a party or has a material interest in which the amount exceeds $50,000.

ITEM 8.  DESCRIPTION OF SECURITIES

   Authorized Capital Stock.

The authorized capital stock of the Company consists of 50,000,000 shares of common stock with a par value of $.001; and 5,000,000 shares of preferred stock at a par value of $.001.

Common Stock. The holders of the common stock are entitled to one vote per share on each matter submitted to a vote at any meeting of the shareholders. Shares of common stock do not carry cumulative voting rights, and therefore a majority of the shares of outstanding common stock will be able to elect the entire Board of Directors, and if they do so, minority stockholders would not be able to elect any persons to the Board of Directors. The Company's By-laws provide that a majority of the issued and outstanding shares of the Company shall constitute a quorum for shareholders' meeting except with respect to certain matters for which a greater percentage quorum is required by statute or the Company's Articles of Incorporation or By-laws.

Shareholders of the Company have no pre-emptive rights to acquire additional shares of common stock or other securities. The common stock is not subject to redemption and carries no subscription or conversion rights.

Preferred Stock. As of March 31, 2004, there were no preferred shares issued or outstanding. The Board of Directors is authorized by the Articles of
Incorporation to prescribe by resolution the voting powers, designations, preferences, limitations, restrictions, reactive rights and distinguishing designations of the preferred shares if issued.

There are no provisions in the By-laws or Articles of Incorporation of the Company which would delay, defer or prevent a change in control of the Company.

The stock transfer agent is Transfer Online, Inc., located at 317 SW Alder Street, 2nd Floor, Portland, OR 97204. Their telephone and fax numbers are respectively (503) 227-2950 and (503) 227-6874.

                                    Part II

ITEM 1.  MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

   (a) Market Information

The Company's common stock is listed on the Pink Sheets Electronic Quotation Service, and began trading on September 17, 2002. The high and low share prices since the quarter then ending September 30, 2002, are as follows:

Quarter Ending:                               Share Price

                                        High              Low
September 30, 2002                      0.25              0.65
December 31, 2002                       0.001             0.65

March 31, 2003                          0.12              0.56
June 30, 2003                           0.10              0.55
September 30, 2003                      0.10              0.40
December 31, 2003                       0.10              0.40

March 31, 2004                          0.11              0.30

These share prices were obtained from Commodity  Systems, Inc. (CSI) and do not
necessarily  reflect  actual  transactions,  retail  mark-ups,   mark-downs  or
commissions. The transactions include inter-dealer transactions.

   (b) Holders

As of December 31, 2003, the number of holders of the Company's common shares was 533.

   (c) Dividends

There are presently no material restrictions that limit the ability of the Company to pay dividends on common stock or that are likely to do so in the future. The Company has not paid any dividends with respect to its common stock, and does not intend to pay dividends in the foreseeable future.

ITEM 2.  LEGAL PROCEEDINGS

The Company is not a party to any pending material legal proceeding. To the knowledge of management, no federal, state or local governmental agency is presently contemplating any proceeding against the Company. To the knowledge of management, no director, executive officer or affiliate of the Company, any owner of record or beneficially of more than 5% of the Company's common stock is a party adverse to the Company or has a material interest adverse to the Company in any proceeding.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

     None

ITEM 3A. CONTROLS AND PROCEDURES.

The Company's management, including the President of the Company and the Chief Financial Officer of the Company, have evaluated the effectiveness of the Company's "disclosure controls and procedures," as such term is defined in Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Based upon their evaluation, the principal executive officer and principal financial officer concluded that, as of the end of the period covered by this report, the Company's disclosure controls and procedures were effective for the purpose of ensuring that the information required to be disclosed in the reports that the Company files or submits under the Exchange Act with the Securities and Exchange Commission is recorded, processed, summarized and reported within the time period specified by the Securities and Exchange Commission's rules and forms, and is accumulated and communicated to the Company's management, including its principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure.

There were no significant changes in the Company's internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

Since inception, the Company has issued the following restricted securities for either cash or services. The offerings were made directly by the Company through its directors and executive officers, who did not receive any additional compensation for such effort. There were no underwriters or selling agents involved in the transactions.

Stock Issued for Cash

Date                  Name            Number of  Value
           				Shares

11/05/01        Ralph Zullo        	 4,000   $ 4,000
09/24/03        Sapphire Holdings      100,000	 $10,000
09/24/03        Brent Beaulieu	       150,000   $15,000
01/18/04        Delores Lowey 	        25,000   $ 5,000

Stock Issued for Services

Date                  Name            Number of  Value
           				Shares

02/13/02        Clipper Operating	52,288 	 $5,229
02/20/03        Clipper Operating	16,000	 $1,600
02/20/03        Leo Hejmanowski		14,000	 $1,400
06/02/03        Adam Tyler      	 1,000   $  100
09/15/03        Adam Tyler    		 1,000   $  100
02/10/04        Dave Cummings		40,818   $4,082
02/10/04        Clipper Operating	69,907	 $6,991
02/10/04        Clipper Operating	40,000	 $4,000

All of these transactions were exempt from the registration requirements of the Securities Act of 1933, as amended, by virtue of the exemptions provided under section 4(2) was available because:

   - The transfer or issuance did not involve underwriters, underwriting discounts or commissions;
  -  A restriction on transfer legend was placed on all certificates issued;
  -   The  distributions  did  not involve general solicitation or advertising;
and,
  - The distributions were made only to insiders, accredited investors or investors who were sophisticated enough to evaluate the risks of the investment. Each shareholder was given access to all information about our business and the opportunity to ask questions and receive answers about our business from our management prior to making any investment decision.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

The By-laws of the Company state that to the extent allowed by Nevada State law, as same may be amended, and subject to the required procedure thereof, the corporation shall indemnify any person who was or is a party of is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement or conviction, or upon a plea of nolo contendere or its equivalent, shall not of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

                                   Part F/S

ITEM 1.  FINANCIAL STATEMENTS



Gary V. Campbell, CPA, Ltd.
Certified Public Accountants
7440 West Sahara
Las Vegas, Nevada, 89117


INDEPENDENT AUDITORS' REPORT


To the Board of Directors
Nutek Oil, Inc.
Las Vegas, Nevada

We have audited the accompanying balance sheets of Nutek Oil, Inc., a Nevada corporation, as of December 31, 2003 and 2002, and the related statements of loss, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nutek Oil, Inc., as of December 31, 2003 and 2002, and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.


Gary V. Campbell, CPA, Ltd.

Las Vegas, Nevada
March 30, 2004

			NUTEK OIL, INC.
(A Subsidiary of Datascension, Inc., formerly known as Nutek, Inc.)
			BALANCE SHEETS
		DECEMBER 31, 2003 AND 2002



				ASSETS
                                                      2003       2002
  CURRENT ASSETS:
Cash                                                 $50,876     $4,630
Accounts receivable                                   17,753     15,394
Prepaid expenses                                       3,775          -
						  ---------- ----------
  TOTAL CURRENT ASSETS                                72,404     20,024

Oil properties, net of accumulated amortization
  (successful efforts methods of accounting)       1,598,360  1,636,982

  OTHER ASSETS:
Deposits                                                   -      9,251
						  ---------- ----------
  TOTAL ASSETS                                    $1,670,764 $1,666,257
						  ========== ==========

		LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
Accounts payable                                      $8,756    $46,030
Related party accrued interest                         7,000      3,750
Line of credit		                              72,925          -
Related party payable 	 			     273,287    355,816
Accrued arbitration award                             45,000          -
Related party current portion of long-term debt       70,000          -
						  ---------- ----------
  TOTAL CURRENT LIABILITIES                          476,968    405,596


Related party long-term debt, net of current portion  50,000     70,000

  STOCKHOLDERS' EQUITY:
Common stock, $0.001 par value, 50,000,000
 shares authorized; 5,157,742 and 4,770,742 shares
 issued and outstanding at December 31, 2003
 and 2002, respectively.                               5,158      4,771
Additional paid-in capital                         1,353,908  1,325,990
Deficit                                            (215,270)  (140,100)
						  ---------- ----------
  TOTAL STOCKHOLDERS' EQUITY                       1,143,796  1,190,661

  TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY      $1,670,764 $1,666,257
						  ========== ==========


	The accompanying notes to financial statements are an integral part of these financial statements.




			NUTEK OIL, INC.
(A Subsidiary of Datascension, Inc., formerly known as Nutek, Inc.)
			STATEMENTS OF LOSS
		FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002



                                              2003       2002

Oil Revenues		                    $198,564   $119,745

COST OF GOODS SOLD                            17,915      7,739
					    --------   --------
  GROSS PROFIT                               180,649    112,006

  EXPENSES:

Selling, general and administrative           99,808    100,158
Depreciation and amortization                 96,822     88,808
					    --------   --------
  TOTAL EXPENSES                             196,630    188,966

  OPERATING LOSS                            (15,981)   (76,960)

  OTHER INCOME (EXPENSE):
Interest income                                  523         25
Forgiveness of debt                               93          -
Interest expense                            (14,134)   (15,707)
Other expense                                  (671)         70
					    --------   --------
  TOTAL OTHER INCOME (EXPENSE)              (14,189)   (15,612)

Net Loss Before Arbitration Award
  and Income Taxes                          (30,170)   (92,572)

Arbitration Award                           (45,000)          -
					    --------   --------
NET LOSS BEFORE INCOME TAXES                (75,170)   (92,572)

Income Tax Expense                                -          -
					    --------   --------
NET LOSS                                   $(75,170)  $(92,572)
					  ========== ==========

BASIC WEIGHTED AVERAGE NUMBER OF COMMON
SHARES OUTSTANDING                        $4,980,783 $4,748,563
					  ========== ==========

DILUTED WEIGHTED AVERAGE NUMBER OF COMMON
SHARES OUTSTANDING                        $4,980,783 $4,748,563
					  ========== ==========

Basic Net Loss Per Share                    $(0.015)   $(0.019)
					  ========== ==========

Diluted Net Loss Per Share                  $(0.015)   $(0.019)
					  ========== ==========



	The accompanying notes to financial statements are an integral part of these financial statements.




				NUTEK OIL, INC.
	(A Subsidiary of Datascension, Inc. formerly know as Nutek, Inc.)
		STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
		FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002


                              COMMON  COMMON  ADDITIONAL
                              STOCK   STOCK    PAID-IN               TOTAL
                              SHARES  AMOUNT   CAPITAL   (DEFICIT)   EQUITY
			    --------- ------ ----------  --------- ----------
BALANCE AT
     DECEMBER 31, 2001      4,509,604 $4,510 $1,314,050  $(47,528) $1,271,032

Sale of common stock          261,138    261     11,940          -     12,201

Net loss for year ended
December 31, 2002                   -      -          -   (92,572)   (92,572)

BALANCE AT
     DECEMBER 31, 2002      4,770,742  4,771  1,325,990  (140,100)  1,190,661
			    ========= ====== ========== ========== ==========

Sale of common stock          250,000    250     24,750          -     25,000


Parent Company Issuance
  of common stock dividend    105,000    105          -          -        105

Issuance of common stock
for services                   32,000     32      3,168          -      3,200

Net loss for the year ended
   December 31, 2003                -      -          -   (75,170)   (75,170)

BALANCE AT
    DECEMBER 31, 2003       5,157,742 $5,158 $1,353,908 $(215,270) $1,143,796
			    ========= ====== ========== ========== ==========


	The accompanying notes to financial statements are an integral part of these financial statements.




			   NUTEK OIL, INC.
(A Subsidiary of Datascension, Inc., formerly known as Nutek, Inc.)
			STATEMENTS OF CASH FLOWS
		FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002




                                               2003      2002

 Cash Flows from Operating Activities:
Net loss                                   $ (75,170) $(92,572)
 Adjustments to reconcile net loss
   to net cash provided (used)
   by operating activities:
Services received for stock                    3,200         -
Depreciation and amortization                 96,822    88,808
(Increase) decrease in accounts receivable    (2,359)   (7,176)
(Increase) decrease in deposits                9,251    (9,251)
Increase in prepaid expenses                  (3,775)        -
Increase in related party accrued interest     3,250     2,667
Increase (decrease) in related party payable (82,529)   38,043
Increase in accrued arbitration award         45,000         -
Increase (decrease) in accounts payable      (37,274)    1,123
					     -------   -------
Net cash provided (used)
  by operating activities		     (43,584)   21,642
					     -------   -------
 Cash Flows from Investing Activities:
Purchase of property and equipment           (58,200)  (29,936)
					     -------   -------
 Cash Flows from Financing Activities:
Increase in related party notes payable       50,000         -
Increase in line of credit                    72,925         -
Issuance of common stock                      25,105    12,201
					     -------   -------
NET CASH PROVIDED BY FINANCING ACTIVITIES    148,030    12,201
					     -------   -------

NET INCREASE IN CASH                          46,246     3,907
BALANCE, BEGINNING                             4,630       723
BALANCE, ENDING                              $50,876   $ 4,630
					     -------   -------

INTEREST PAID                                $10,884   $13,040
TAXES PAID                                   $     -   $     -




	The accompanying notes to financial statements are an integral part of these financial statements.

                             NUTEK OIL CORPORATION
                         NOTES TO FINANCIAL STATEMENTS

NOTE 1 - HISTORY AND ORGANIZATION OF THE COMPANY

Nutek Oil, Inc. was incorporated on December 3, 1998. The Company is in the oil producing business in the United States of America. The Company purchased equipment and assets from Nutek Inc, (the parent company) on February 22, 2000 and began operations as a separate company. The majority of the outstanding common stock of Nutek Oil, Inc. is owned by Datascension, Inc. (formerly known as Nutek, Inc.).

The Company is an independent oil and gas company engaged in the exploration and development of domestic oil and gas properties. It presently owns oil well properties and related support equipment located in Texas. Oil produced is currently sold to Equiva, a division of Shell Oil, which is a crude oil purchaser in the Texas market.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

Cash and cash equivalents consist of highly liquid investments with maturities of three months or less when purchased.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires that management make estimates and assumptions which affect the reported amounts of assets and liabilities as of the date of the financial statements and revenues and expenses for the period reported. Actual results may differ from these estimates. The estimates include amortization of capitalized costs of oil wells and related equipment. Management emphasizes that amortization estimates are inherently imprecise. Actual results could materially differ from these estimates.

Dividend Policy

The Company has not yet adopted any policy regarding payment of dividends.

Comprehensive Income

Statements of Financial Accounting Standards No. 130, Reporting Comprehensive Income (SFAS 130), requires that total comprehensive income be reported in the financial statements. The Company does not have any items considered to be other comprehensive income for the years ended December 31, 2003 and 2002.

Fixed Assets

The Company follows the "successful efforts" method of accounting for its costs of acquisition, exploration and development of oil properties. Fixed assets are stated at cost. Expenditures that materially increase the life of the assets are capitalized. Ordinary maintenance and repairs are charged to expense as incurred. When assets are sold or otherwise disposed of, the cost and the related accumulated depreciation and amortization are removed from the accounts and any resulting gain or loss is recognized at that time. Although generally accepted accounting principles (GAAP) requires amortization of drilling equipment based on the units-of-production-method, management has determined that since reserve studies are not performed on a regular basis, that it would be appropriate to amortize this equipment over a twenty year period. Depreciation is computed primarily on the straight-line method for financial statements purposes over the following estimated useful lives:

           Computer equipment			 5 years
           Office equipment    			 5 years
           Drilling equipment			20 years
           Well maintenance and workover	20 years
           Equipment and machinery		20 years

All assets are booked at historical purchase price and there is no variance between book value and the purchase price.

Earnings Per share

Basic earnings per share are computed using the weighted average number of shares of common stock outstanding for the period end. The net income (loss) for the period end is divided by the weighted average number of shares outstanding for that period to arrive at earnings per share.

Revenue Recognition

Revenues from the sale of oil are recorded using the sales method.

Concentrations of Credit Risk

Credit risk represents the accounting loss that would be recognized at the reporting date if counterparties failed completely to perform as contracted. Concentrations of credit risk (whether on or off balance sheet) that arise from financial instruments exist for groups of customers or counter parties when they have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions described below.

The Company operates in one segment, the oil and gas industry. The Company's customers are located within the United States of America. Financial instruments that subject the Company to credit risk consist principally of oil and gas sales which are based solely on a short-term purchase contracts from Shell Trading (US) Company with related accounts receivable subject to credit risk.

During the years ended December 31, 2003 and 2002 Shell Trading (US) Company accounted for 100% of the Company's oil revenues.

Management does not believe the loss of Shell Trading (US) Company would materially affect the ability to sell the oil.

Income Taxes

The Company experienced losses during the previous fiscal tax year reported. The Company will review its need for a provision for federal income tax after each operating quarter. The Company has adopted FASB No. 109, as discussed in
Note 7.

NOTE 3 - OIL PROPERTIES

     Oil properties are made up of the following:

                                            2003            2002

           Drilling equipment	      $   677,301	$   620,912
           Equipment and machinery 	1,278,787	  1,276,975
           Accumulated depreciation  	 (357,728) 	   (260,905)
                                      ------------	------------
                                      $ 1,598,360	$ 1,636,982

NOTE 4 - LINE OF CREDIT

The Company has a line of credit agreement with a financial institution which provides maximum borrowing of $75,000. Interest on outstanding balances accrues at prime plus 2% and is payable monthly. The current interest rate at December 31, 2003 is 6%. The line must be renewed each year.

NOTE 5 - RELATED PARTY TRANSACTIONS

The Company has a note payable to a shareholder, in the amount of $50,000 as of December 31, 2003 and 2002. This obligation is due in 2006 and accrues interest at 10% annually. The accrued interest on this loan as of December 31, 2003 and 2002 was $5,500 and $2,750, respectively. The amounts are considered short term due to the delinquency of payments on the accrued interest.

The Company has a note payable to a shareholder, in the amount of $20,000 as of December 31, 2003 and 2002. This obligation is due in 2006 and accrues interest at 10% annually. The accrued interest on this loan as of December 31, 2003 and 2002 was $1,500 and $1,000, respectively. The amounts are considered short term due to the delinquency of payments on the accrued interest.

The Company has an outstanding note payable to shareholders, in the amount of $50,000 as of December 31, 2003 and 2002. This payable accrues interest at 10% annually through January 2004. All principal and interest is due in full on January 24, 2004. Subsequent to the balance sheet date, this note has been extended through January 2005.

The Company received $5,000 from the sale of 25,000 shares of restricted common stock.

The Company was advanced monies from a subsidiary  related  by  a common parent
company, in the amount of $10,014 as of December 31, 2003 and 2002.   There are
no stated terms or interest rate on these advances.

The Company was advanced monies from Datascension, Inc. (a subsidiary of Datascension, Inc., formerly known as Nutek, Inc.), a shareholder, in the amount of $258,273 and $345,802, respectively as of December 31, 2003 and 2002. There are no stated terms or interest rate on these advances.

NOTE 6 - STOCKHOLDERS' EQUITY

During the year ended December 31, 2002, the Company sold 261,138 shares of common restricted stock for $12,201.

During the year ended December 31, 2003, the Company sold 250,000 shares of common restricted stock for $25,000.

During the year ended December 31, 2003, the Company issued 32,000 of common restricted stock for services rendered valued at $3,200.

During the year ended December 31, 2003 there were an additional 105,000 shares of common stock distributed in relation to the stock dividend distributed by Datascension, Inc.(formerly know as Nutek, Inc.), the Company's parent company.

NOTE 7 - INCOME TAXES

Deferred income taxes result from timing differences in the recognition of expense for tax and financial statement purposes. Statements of Financial Accounting Standards No. 109 "Accounting for Income Taxes", (SFAS 109) requires deferred tax liabilities or assets at the end of each period to be determined using the tax rate expected to be in effect when taxes are actually paid or recovered. The sources of those timing differences and the current tax effect of each were as follows:

                                           2003  	2002

     Net operating loss carryforward  $   76,156    $  127,498
     Depreciation and amortization   	 (50,598)      (96,024)
     Valuation allowance   		 (25,558)      (31,474)
                                      -----------   -----------
                                      $       -     $       -

The components of the net deferred tax asset at December 31, 2003 and 2002 under SFAS 109 are as follows:

                                           2003       	   2002

     Net operating loss carryforward	$  491,166	$  415,010
     Depreciation and amortization	  (417,974)	  (367,376)
     Valuation allowance 		   (73,192)        (47,634)
                                        -----------	-----------
                                        $       -	$       -

Reconciliations between the actual tax expense and the amount computed by applying the U.S. Federal Income Tax rate to income before taxes are as follows:

                                           Percent of   	 Percent of
                                             Pretax    	   	   Pretax
                                   Amount    Income	Amount     Income
     Expected             	$ (25,558)    (34%)   $(31,474)    (34%)
     Change in valuation allowance 25,558      34%	31,474      34%
     Actual expense    		$     -         0%    $      -       0%

NOTE 8 - WARRANTS AND OPTIONS

The Company currently does not have any stock options issued. The Company has adopted FASB No. 123 and will account for stock issued for services and stock options under the fair value method.

NOTE 9 - SUBSEQUENT EVENTS

On December 8, 2003, the majority shareholder of the Company, Nutek, Inc., issued a press release announcing that they would be distributing its entire ownership interest in Nutek Oil, Inc. to their shareholders as of January 8, 2004.

NOTE 10 - ARBITRATION AWARD

During 2003, a suit was filed against the Company by a former employee which subsequent to the balance sheet date, the district court awarded judgment in the amount of $81,700, including attorney fees. Management has since entered into an agreement to settle amounts owed for $45,000.

NOTE 11 - ENVIRONMENTAL MATTERS

Various federal and state authorities have authority to regulate the exploration and developments of oil and gas and mineral properties with respect to environmental matters. Such laws and regulations, presently in effect or as hereafter promulgated, may significantly affect the cost of its current oil production and any exploration and development activities undertaken by the Company and could result in loss or liability to the Company in the event that any such operations are subsequently deemed inadequate for purposes of any such law or regulation.

NOTE 12 - UNAUDITED SUPPLEMENTARY OIL AND NATURAL GAS INFORMATION

The following supplementary information is presented in compliance with United States Securities and Exchange Commission ("SEC") regulation and FASB Statement No. 69, "Disclosures about Oil and Gas Producing Activities." The supplementary information is not a required part of the basic financial statements and therefore not covered by the report of the Company's independent auditors.

Proved oil and gas reserves are the estimated quantities of crude oil, natural gas, and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Proved developed oil and gas reserves are reserves expected to be recovered through existing wells with current equipment and operating methods. The reserve data is based on studies prepared by the Company's independent consulting petroleum engineers. Reserve estimates require substantial judgment on the part of petroleum engineers resulting in imprecise determinations, particularly with respect to new discoveries. Accordingly, it is expected that the estimates of reserves will change as future productions and development information become available. At December 31, 2003, the Company's proved oil and gas reserves are located in Texas.

                                NUTEK OIL INC.
                      SUPPLEMENTARY INFORMATION REGARDING
                       OIL AND GAS PRODUCING ACTIVITIES
                FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002
                                   UNAUDITED

The following supplementary oil and gas information is provided in accordance with Statement of Financial Accounting Standards No. 69, Disclosures about Oil and Gas Producing Activities (SFAS 69). The Company has properties in only one reportable geographic area, all of which are oil properties.

1. CAPITALIZED COSTS RELATING TO OIL AND GAS PRODUCING ACTIVITIES

                                           2003          2002
                                           ----          ----

  Proved oil and gas properties         $  84,123     $ 27,734
  Unproved oil and gas properties               - 	     -
  Support equipment, proved properties      4,013        2,202
                                         ---------    --------
                                           88,136       29,936
  Accumulated depreciation and
   depletion                                3,607        2,126
                                         ---------    --------

  Net capitalized costs                 $  84,529     $ 27,810
                                        ==========    ========

2. COSTS INCURRED IN OIL AND GAS PRODUCING ACTIVITIES FOR ABOVE REFERENCED
PERIODS

                                       2003          2002
                                       ----          ----

  Acquisition of proven properties   $    0         $   0

  Exploration costs                       0             0


3. RESULTS OF OPERATIONS FOR OIL AND GAS PRODUCING ACTIVITIES FOR THE ABOVE REFERENCED PERIODS

                                   2003        2002
                                   ----        ----

  Oil and gas sales              $198,564    $119,745
  Lease operating income                -    	    -
  Production costs                (59,798)    (23,549)
  Exploration expenses                  -           -
  Depreciation and depletion      (96,822)    (88,808)
  Income tax expense                    -           -
                                 --------    --------
  Results of operations for oil
   and gas producing activities
   (excluding corporate overhead
   and financing costs)          $ 41,944    $  7,388
                                =========    ========

 4.  RESERVE QUANTITY INFORMATION

The following estimates of proved developed reserve quantities are estimates only, and do not purport to reflect realizable values or fair market value of the Company's reserves. They are presented in accordance with the guidelines established by the S.E.C. and disclosure requirements promulgated by SFAS 69. The Company emphasizes the reserve estimates are inherently imprecise and that estimates of new discoveries are more imprecise than those of currently producing oil and gas properties. Accordingly, these estimates are expected to change as future information becomes available. All of the Company's reserves are located in southern Texas.

Proved reserves are estimated reserves of crude oil (including condensate and natural gas liquids) and natural gas that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Proved developed reserves are those expected to be recovered through existing wells, equipment, and operating method. The Company's proved developed and undeveloped reserves and changes in them during the periods are as follows.

			               Oil        Gas
			              (BBLS)     (MCF)
			              ------     -----

    Purchase of minerals in place     698,260       -
     Production 		     ( 22,304)      -
                		     --------   -----
     Reserves at December 31, 2002    675,956       -
     Purchase of minerals in place          -       -
     Production  		       (9,472)      -
                		     --------  ------
     Reserves at December 31, 2003    666,484       -
		                     ========  ======

 5. STANDARDIZED MEASURES OF DISCOUNTED FUTURE NET CASH FLOWS AND CHANGES THEREIN RELATING TO PROVED OIL AND GAS RESERVES AT THE ABOVE REFERENCED DATE

The standardized measure of discounted future net cash flows is computed by applying year-end prices of oil and gas, estimated at $30.00 per barrel, (with consideration of price changes only to the extent provided by contractual arrangements) to the estimated future production of proved oil and gas reserves, less estimated future expenditures (based on year-end costs) to be incurred in developing and producing the proved reserves, less estimated future income tax expenses (based on year-end statutory tax rates, with consideration of future tax rates already legislated) to be incurred on pretax net cash flows less basis of the properties and available credits, and assuming continuation of existing economic conditions. The estimated future net cash flows are then discounted using a rate of 10 percent a year to reflect the estimated timing of the future cash flows.

                   STANDARDIZED MEASURE OF DISCOUNTED FUTURE
                      NET CASH FLOW AT DECEMBER 31, 2003

		                TOTAL		 UNITED STATES
		                -----    	 -------------

Future cash inflows           $ 20,828,100       $ 20,828,100
Future production cost 	       ( 3,340,930)       ( 3,340,930)
Future development cost        ( 5,281,180)       ( 5,281,180)
Future income tax expense      ( 1,487,310)       ( 1,487,310)
		              ------------        -----------

Future net cash flows           10,718,680  	   10,718,680

10% annual discount for
 estimated timing of
 cash flows    		       ( 7,415,120)       ( 7,415,120)
                              ------------        -----------
Standardized measure of
   discounted future net cash
   flows relating to proved
   oil and gas reserves       $  3,303,560       $  3,303,560
			      ============       ============


                 RECONCILIATION OF CHANGES IN THE STANDARDIZED
                  MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS
                      DURING THE ABOVE REFERENCED PERIOD


Beginning of period               $ 3,420,398

Sales of oil and gas produced      ( 116,838)
Net changes in prices and
     production costs		   (      - )
Development costs incurred         (      - )
Revisions of previous
     quantity estimates		   (      - )
			          -----------
End of period                     $ 3,303,560
			          ===========

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the Securities and Exchange Commission this Form 10SB registration statement, including exhibits, under the Securities Act. You may read and copy all or any portion of the registration statement or any reports, statements or other information in the files at SEC's Public Reference Room located 450 Fifth Street, N.W., Washington, D.C. 20549.

You can request copies of these documents upon payment of a duplicating fee by writing to the Commission. You may call the Commission at 1-800-SEC-0330 for further information on the operation of its public reference room. Our filings, including the registration statement, will also be available to you on the website maintained by the Commission at http://www.sec.gov.

We intend to furnish our stockholders with annual reports which will be filed electronically with the SEC containing consolidated financial statements audited by our independent auditors, and to make available to our stockholders quarterly reports for the first three quarters of each year containing unaudited interim consolidated financial statements.

                                   Part III

ITEM 1.  INDEX TO EXHIBITS

Exhibit 3.  Articles of Incorporation and Bylaws.

    3.1 Articles of Incorporation
    3.2 Bylaws

Exhibit 10.  Material Contracts

   10.1 Letter of Intent to Purchase Selected Assets from Clipper Operating Company.
   10.2 Purchase Agreement of Selected Assets from Nutek Inc.
   10.3 Executive Compensation Agreement (Murray N. Conradie)
   10.4 Executive Compensation Agreement (David Cummings)
   10.5 Executive Compensation Agreement (Jason F. Griffith)
   10.6 Executive Stock Option Agreements (Murray N. Conradie)
   10.7 Executive Stock Option Agreements (David Cummings)
   10.8 Executive Stock Option Agreements (Jason F. Griffith)
   10.9 Executive Stock Option Agreements (Charles Snipes)
   10.10 Qualified Equity Incentive Stock Option Plan

Exhibit 31.  Certifications required by Rule 13a-14(a) or Rule 15d-14(a)

    31.1 Certification of Chief Executive Officer pursuant to 18 U.S.C.ss.1850 as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

    31.2  Certification  of   Principal   Financial  Officer  pursuant  to  18
U.S.C.ss.1850 as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

Exhibit 32.  Certifications required by Rule 13a-14(b)  or  Rule  15d-14(b) and section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350

    32.1 Certification of Chief Executive Officer pursuant to 18 U.S.C.ss.1850 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

    32.2   Certification   of  Principal  Financial  Officer  pursuant  to  18
U.S.C.ss.1850 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.


                  SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                 Nutek Oil, Inc.

                 April 28, 2004

                 By: /s/ Murray N. Conradie
                 --------------------------
                   Murray N. Conradie
                   Chairman and Chief Executive Officer